Dejour Issues NE BC Operational Update

Current Oil Production now 350 BO/d vs. 244 BO/d Average for Q1 2015

VANCOUVER, British Columbia--(BUSINESS WIRE)—June 1, 2015, Dejour Energy Inc. (NYSE MKT: DEJ / TSX: DEJ) (“Dejour” or the “Company”), an independent oil and gas exploration and production company operating in North America’s Piceance Basin and Peace River Arch regions, today announced an operational update for its project in NW Alberta.

Woodrush Project-Oil

As previously reported, Dejour tied into production the B-100 Halfway oil step out well and the A-100 Gething gas well from the recently completed 2014 drill program. Due to the successful implementation of enhancements to the waterflood operation and well work-overs completed in Q1 2015, the Woodrush oil pool is experiencing significantly improved oil production (most recently at 350 BO/d) performance. Logs and production graphs showing this performance will be provided to the Company’s independent reservoir engineer’s consideration in the YE 2015 evaluation of the Company’s P&NG reserves. The Woodrush project currently includes 4 oil wells and 9 natural gas wells with significant processing facilities and in place pipeline to support further expansion.

Woodrush Project-Gas

Sales gas production at Woodrush through the Spectra line is currently averaging over 350 BOE/d and will be temporarily curtailed due to scheduled maintenance at the McMahon gas plant for most of the month of June. At the conclusion of maintenance, Dejour expects gas production to return to current levels.

The Company owns a 99% working interest in these wells and is the project operator.

“Our Woodrush project is delivering increased oil production as a result of executing on our mandate for excellence in reservoir management. With an expanded internally funded credit facility to support the achievement of our production objectives for 2015, Dejour is confident in its forecast for an aggregate resource portfolio of 26 Company wide gross wells producing an estimated 1200+BOE/d into the sales pipe by the end of Q3 2015, with commensurate cash flows to drive key project development,” stated Robert L. Hodgkinson, Chairman & CEO.

About Dejour

Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin (39,998 net acres) and Peace River Arch regions (14,444 net acres). Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE MKT: DEJ) and Toronto Stock Exchange (DEJ.TO).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. Other risks include the Company’s ongoing review by NYSE MKT (“the Exchange”) to ensure the Company continues to regain compliance with Section 100 3(a)(iv) of the Company Guide which addresses a Company’s ability to operate as a going concern. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

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Contact:
Dejour Energy Inc.
Robert L. Hodgkinson, 604-638-5050
Chairman & CEO
investor@dejour.com

or
Craig Allison, 914-882-0960
Investor Relations – New York
callison@dejour.com

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